3-25-2004

SECURI 04017500 MISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2004
DIVISION OF MARKET REGULATION

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUTLER, WICK & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CITY CENTRE ONE, SUITE 700
(No. and Street)

YOUNGSTOWN	OHIO	44503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS J. CAVALIER 330-744-4351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY LLC
(Name – *if individual, state last, first, middle name*)

5900 LANDERBROOK DR., SUITE 205	CLEVELAND	OHIO	44124-4085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Butler, Wick & Co., Inc.
Youngstown, Ohio

We have audited the accompanying balance sheets of Butler, Wick & Co., Inc. (the "Company"), a wholly-owned subsidiary of Butler Wick Corp., as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler, Wick & Co., Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules of the Company as of December 31, 2003: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements for Broker and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
February 5, 2004

BUTLER, WICK & CO., INC.
BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 1,737,625	$ 1,472,217
Deposits with clearing organizations	655,000	580,000
Receivable from customers	16,026,485	16,431,406
Receivable from brokers and dealers	837,089	398,945
Receivable from related parties	274,879	409,600
Securities owned - marketable	11,529,962	1,905,261
Furniture, equipment and leasehold improvements - net	703,258	818,946
Deferred income taxes	1,196,173	651,990
Other assets	722,226	590,141
Total assets	$ 33,682,697	$ 23,258,506
LIABILITIES		
Short-term borrowings	$ 10,075,000	$ 2,915,000
Payable to customers	8,322,487	7,537,219
Payable to brokers and dealers	897,642	769,046
Securities sold, not yet purchased	-	322
Payable to related parties	170,385	3,600
Accrued compensation and profit-sharing contribution	1,873,809	859,654
Accounts payable, accrued expenses and other liabilities	594,058	436,775
Total liabilities	21,933,381	12,521,616
STOCKHOLDER'S EQUITY		
Common stock, no par value, 75,000 shares authorized, 1,030 shares issued and outstanding	1,856,069	1,856,069
Additional paid-in capital	3,751,718	1,959,644
Retained earnings	6,141,529	6,921,177
Total stockholder's equity	11,749,316	10,736,890
Total liabilities and stockholder's equity	$ 33,682,697	$ 23,258,506

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Butler, Wick & Co., Inc. (the "Company"), a wholly-owned subsidiary of Butler Wick Corp. (the "Parent") , is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange and the National Association of Securities Dealers ("NASD"). The Company primarily operates in northeastern Ohio and western Pennsylvania. The Parent is a wholly-owned subsidiary of United Community Financial Corp. ("United Community").

On May 28, 2003, Butler Wick Asset Management Co., a subsidiary of the Parent had its operations assumed. The fair value of net assets, were consolidated into the Parent. Subsequently, the Parent made a capital contribution to the Company totaling $233,780.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.

Cash Flows: Cash and cash equivalents include cash and highly liquid investments with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities Owned and Securities Sold: Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the trade date. The effect on the financial statements of using the settlement date basis rather than trade date basis is not material.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheet.

Securities-Lending Activities: Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Furniture, Equipment and Leasehold Improvements: Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed under the straight-line and accelerated methods, using an estimated useful life of three to ten years. Leasehold improvements are amortized over the life of the lease, or the useful life of the improvement, whichever is less.

Income Taxes: The Parent and its wholly-owned subsidiaries are included in the consolidated tax return of United Community. Consolidated income tax expense was allocated on the basis of each subsidiary's income or loss in relation to consolidated income.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of the short-term nature of the financial instruments, approximate current fair value.

Underwriting and Investment Banking: Underwriting and investment banking revenues are recognized as earned, which is generally the settlement date of the underlying securities issue.

Advertising Costs: Advertising costs are expensed as incurred.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Adoption of New Accounting Standards: New accounting standards on derivative instruments and hedging activities, accounting for certain financial instruments with characteristics of both liabilities and equities, employer's disclosure about pensions and other post retirement benefits, guarantor's accounting and disclosure requirement for guarantees and consolidation of variable interest entities were issued in 2003. Management determined that the new accounting standards adopted in 2003 did not have a material impact on the Company's financial condition or results of operations.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Certain items in the financial statements for 2002 have been reclassified to conform to the 2003 presentation.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers in margin accounts are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

Amounts receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31:

	2003		2002	
	Receivable	Payable	Receivable	Payable
Securities borrowed/loaned	$ 800,919	$ -	$ 398,900	$ 512,000
Securities failed-to-deliver/ receive	36,170	20,825	45	3,048
Clearing organization receivable/payable	-	876,817	-	253,998
	$ 837,089	$ 897,642	$ 398,945	$ 769,046

NOTE 5 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at quoted market values, as detailed below at December 31:

	2003		2002	
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 10,102,748	$ -	$ 5,522	$ -
State and municipal obligations	1,061,091	-	1,874,216	-
Corporate bonds, debentures, and notes	366,023	-	25,523	-
Corporate stocks	100	-	-	322
	$ 11,529,962	$ -	$ 1,905,261	$ 322

(Continued)

NOTE 6 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31:

	2003	2002
Furniture and equipment	$ 3,152,574	$ 2,896,219
Leasehold improvements	636,682	612,077
Total furniture, equipment and leasehold Improvements	3,789,256	3,508,296
Less accumulated depreciation and amortization	(3,085,998)	(2,689,350)
Net furniture, equipment and leasehold Improvements	$ 703,258	$ 818,946

Aggregate commitments under operating leases for office space with remaining noncancelable terms in excess of one year at December 31, 2003 are as follows:

Year Ending December 31,	
2004	$ 762,039
2005	723,952
2006	501,397
2007	331,233
2008	271,084
Thereafter	199,417
Total minimum lease payments	$ 2,789,122

Rental expense was approximately $689,000 and $546,000 for the years ended December 31, 2003 and 2002.

NOTE 7 - SHORT-TERM BORROWINGS

Short-term bank loans outstanding at December 31, 2003 and 2002 bear interest at the federal funds rate plus 1% and are payable on demand. The loans are fully collateralized by marketable securities valued at $23,982,505 and $6,992,980 at December 31, 2003 and 2002. Such collateral includes $13,759,861 and $5,358,109 of customers' margin account securities and $10,222,644 and $1,634,871 of securities owned by the Company at December 31, 2003 and 2002. The interest rate was 1.69% and 2.16% at December 31, 2003 and 2002.

(Continued)

NOTE 8 - PROFIT-SHARING PLAN

The Company contributes to a profit-sharing plan for the benefit of employees meeting certain eligibility requirements. Under the plan, the Company's contribution is determined annually by the Board of Directors. The amount charged to operations for the year ended December 31, 2003 and 2002 was $300,000 and $170,000.

The Company profit-sharing plan also includes a 401(k) feature. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plan provides for a partial matching contribution by the Company, which amounted to $132,921 and $131,680 for the years ended December 31, 2003 and 2002.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

In September 2003, an arbitration proceeding was initiated against the Company and a broker employed by the Company asserting certain claims. The claimants seek compensatory damages of $6.9 million, interest of 10% per annum; litigation costs, including attorneys' fees, and punitive damages of at least $7.0 million in connection with alleged losses experienced in their securities brokerage account. The Company and the broker responded in November 2003 by filing a Statement of Answer in which they denied the claims. The parties have not selected an arbitration panel, scheduled a hearing date, or exchanged documents. The Company intends to vigorously defend the claims. It is not possible to make a reasonable estimate of financial exposure, if any, at this time, and no loss accruals have been recorded in connection with this matter.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments at December 31, 2003 were subsequently settled and had no material affect on financial position.

(Continued)

NOTE 10 - RELATED-PARTY TRANSACTIONS

Trading accounts of directors and officers are included in amounts receivable from and payable to customers. Trading accounts of Principle Officers and Directors totaled approximately $527,022 and $276,000 as of December 31, 2003 and 2002, respectively.

The Company provides and contracts for certain services from affiliated companies controlled by the Parent. A summary of transactions with these affiliates for the years ended December 31 follows:

	2003	2002
Management fee revenue	$ 28,576	$ 357,503
Commission revenue	108,845	231,280
Service fee revenue	88,200	88,200
Management fee expense on behalf of profit-sharing plan	24,000	74,097
Interest income on note receivable from Butler Wick Corp.	-	4,016

Balances receivable from (payable to) related parties were as follows at December 31:

	2003	2002
Note receivable – Butler Wick Corp.	$ -	$ 100,000
Taxes receivable – Butler Wick Corp.	-	-
Receivable from Butler Wick Trust Co.	274,879	260,534
Receivable from Butler Wick Asset Management	-	27,530
Interest receivable - Butler Wick Corp.	-	21,536
Total receivable from related parties	$ 274,879	$ 409,600
Payable to Butler-Wick Trust	$ (24,000)	$ -
Payable to Butler Wick Corp.	(146,385)	(3,600)
Total payable to related parties	$ (170,385)	$ (3,600)

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2003, Butler Wick had Net Regulatory Capital of $8,178,688, which was 50% of aggregate debit balances and $7,364,819 in excess of required minimum net capital.

(Continued)

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET AND CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located primarily in northeastern Ohio and western Pennsylvania.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy its obligations to the Company.

(Continued)

NOTE 13 - INCOME TAXES

The provision (benefit) for income taxes consists of the following for the years ended December 31:

	2003	2002
Current	$ 124,380	$ 33,949
Deferred	(544,183)	(73,540)
Total	$ (419,803)	$ (39,591)

Significant components of the deferred tax assets and liabilities at December 31 are as follows:

	2003	2002
Deferred tax assets:		
Retention plan expense	$1,208,772	$ 663,369
Other	15,716	12,788
Total deferred tax assets	1,224,448	676,157
Deferred tax liabilities:		
Depreciation	(28,315)	(24,167)
Net deferred tax asset	$ 1,196,173	$ 651,990

The principal difference between the Company's effective tax rate and the statutory rate (35%) for the years ended December 31, 2003 and 2002 related to various nondeductible expenses. No cash was paid during 2003 related to income taxes.

NOTE 14 - RETENTION PLAN

In accordance with the merger between the Parent and United Community, United Community established and funded (into a Rabbi Trust) a $3.7 million retention plan. Participants in the retention plan will become vested in their benefits after five years of service, subject to acceleration in the event of a change in control of United Community or for the Parent and its subsidiaries'. If a participant voluntarily leaves the Company, or is terminated for cause, before the expiration of the five-year vesting period, the participant will forfeit all funds in the plan. If a participant dies, becomes disabled or retires at or after age 65 and prior to the expiration of the five-year vesting period, the participant, or the participant's estate, will be entitled to receive the funds allocated to them under the plan, increased for any earnings or reduced for any loss on such funds, at the end of the five-year vesting period. Retention plan increase for the Company of $1,558,294 and increase of $123,403 was recognized in the years ended December 31, 2003 and 2002, which represents fair value adjustments related to the assets in the Rabbi Trust. The Company records retention plan expense with an offsetting increase in additional paid-in capital.